UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 11)

51job, Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share**

American Depositary Shares, each representing one Common Share

(Title of Class of Securities)

316827104***

(CUSIP Number)

Rick Yan

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

+86-21-6160-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

*** CUSIP number of the American Depositary Shares, each representing one Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 316827104

1.	Names of Reporting Persons. Rick Yan
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) IN

*	As a result of the transactions described in Item 4, there are no Common Shares (as defined below) outstanding and the Reporting Person (as defined below) does not beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares. As a result of the transactions described in Item 4, the Reporting Person may be deemed to beneficially own 16,785,286 class B ordinary shares of the Surviving Company (as defined below) held by RY Elevate, Inc. See Item 5.

This Amendment No. 11 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Rick Yan (“Mr. Yan” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2006 (the “Original Schedule”) as amended by Amendments No. 1 through 10 (the Original Schedule as so amended, the “Schedule 13D”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing one Common Share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The description of the Acquisition Facilities Second Amendment Agreement (as defined below) set forth in Item 4 of this Amendment is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 6, 2022, the Issuer and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on the same date. In the Merger, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Surviving Company”). As a result of the Merger, the Issuer ceased to be a publicly traded company and became a privately held company beneficially owned by the Continuing Shareholders and the Equity Investors.

At the effective time of the Merger (the “Effective Time”), (i) each Common Share (other than Common Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$61.00 per Common Share, and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the Common Share represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive, upon surrender, US$61.00 per ADS (less US$0.05 per ADS cancellation fee), in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) certain Common Shares (including Common Shares represented by ADSs) held by the Continuing Shareholders, including the Common Shares held by the RY Entities, which were not cancelled in the Merger and remained outstanding and continued to exist without interruption following the Merger, (b) any Common Shares (including Common Shares represented by ADSs) held by the Issuer or any of its subsidiaries and any Common Shares (including ADSs corresponding to such Common Shares) held by the depositary for the ADSs and reserved for future issuance pursuant to the Issuer’s share option and share incentive plans, which were cancelled without payment of any consideration therefor, and (c) Common Shares owned by holders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which were cancelled at the Effective Time and entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Act of the Cayman Islands.

In addition, at the Effective Time, the Issuer’s 2009 Share Option Plan adopted in 2009 and 2015 Share Incentive Plan adopted in 2015 (as amended and restated, collectively, the “Share Plans”) and all relevant award agreements entered into under the Share Plans were terminated, and all options to purchase Common Shares (“Company Options”) granted under the Share Plans that were then outstanding, whether or not vested, were cancelled. Pursuant to the Merger Agreement (as amended), the Surviving Company will, as soon as practicable after the Effective Time, in exchange for the Reporting Person’s Company Options that were cancelled at the Effective Time, provide the Reporting Person with: (i) in respect of any Vested Company Options (as defined in the Merger Agreement, as amended), an amount in cash, equal to the product of (A) the excess, if any, of US$61.00 over the applicable per share exercise price of such Vested Company Option and (B) the number of Common Shares underlying such Vested Company Option; and (ii) in respect of any other Company Options, an employee incentive award pursuant to terms and conditions to be determined by the Surviving Company, which will be substantially the same as the terms and conditions (including as to vesting) under the Share Plans and the award agreement with respect to such Company Options.

Pursuant to the Management Support Agreement, the Recruit Support Agreement (as amended) and the Interim Investors Agreement (as amended), the parties thereto consummated the following transactions following completion of the Merger: (i) on May 6, 2022, immediately following the Effective Time, (A) the Surviving Company repurchased the Common Shares held by the Continuing Shareholders in consideration for the issuance of new class A or class B ordinary shares of the Surviving Company (“Ordinary Shares”), as applicable, and (B) Recruit purchased and subscribed for a convertible bond issued by the Surviving Company in consideration for the repurchase by the Surviving Company of an aggregate of 3,699,424 class A Ordinary Shares; and (ii) on May 9, 2022, (A) Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate purchased from Recruit an aggregate of 4,983,857 class A Ordinary Shares at the same price of US$61.00 per share paid for Common Shares in the Merger, and (B) the Surviving Company repurchased the class A Ordinary Shares held by RY Elevate in consideration for the issuance of new class B Ordinary Shares. As a result of these transactions, RY Elevate holds 16,785,286 class B Ordinary Shares as of the date of this Amendment.

As a result of the Merger and the other transactions described in this Item 4, (i) all Common Shares and ADSs have been cancelled, and (ii) the ADSs ceased to trade on the NASDAQ Global Select Market (“Nasdaq”) following the close of trading on May 6, 2022 and became eligible for delisting from Nasdaq and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On May 6, 2022, Nasdaq filed an application on Form 25 with the SEC to remove the ADSs from listing on Nasdaq and withdraw registration of the Common Shares under section 12(b) of the Exchange Act. The delisting of the ADSs from Nasdaq will become effective 10 days after the filing of the Form 25 and the Section 12(b) deregistration of the Common Shares will become effective 90 days after the filing of the Form 25, or such shorter period as may be determined by the SEC. In addition, the Issuer has announced its intention to suspend its reporting obligations and terminate registration under Section 12(g) of the Exchange Act by filing a certification and notice on Form 15 with the SEC as promptly as practicable. The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the Section 12(g) deregistration becomes effective.

The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Issuer, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the Surviving Company), causing a class of securities of the Issuer to be delisted from a national securities exchange, a class of equity securities of the Issuer becoming eligible for termination of registration and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer has become a privately held company.

In connection with the closing of the Merger, Merger Sub, CMB (as sole original mandated lead arranger, original lender, agent and security agent) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (as joint mandated lead arranger and original lender) entered into a second amendment agreement (the “Acquisition Facilities Second Amendment Agreement”) on April 25, 2022, which provides for certain amendments to the Acquisition Facilities Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Acquisition Facilities Second Amendment Agreement, a copy of which is attached hereto as Exhibit 99.1 and which is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The responses of the Reporting Person to Rows 7 through 13 of the cover page of this Amendment are incorporated herein by reference. As a result of the transactions described in Item 4 of this Amendment, there are no Common Shares outstanding and the Reporting Person does not beneficially own any Common Shares or have any voting power or dispositive power over any Common Shares. As a result of the transactions described in Item 4 of this Amendment, as of the date hereof, Mr. Yan may be deemed to beneficially own, and have sole voting and dispositive power with respect to, 16,785,286 class B Ordinary Shares held by RY Elevate.

(c) Except as set forth in Item 4 of this Amendment or previously reported in the Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares (including Common Shares in the form of ADSs) during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4 of this Amendment, there are no Common Shares outstanding. The Reporting Person ceased to beneficially own any Common Shares on May 6, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Acquisition Facilities Second Amendment Agreement, dated April 25, 2022 (incorporated by reference to Exhibit (b)-(11) to Amendment No. 3 to the Schedule 13E-3 filed with the SEC on May 6, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2022

Rick Yan

/s/ Rick Yan